EXHIBIT 12

                         THE ESTEE LAUDER COMPANIES INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (IN MILLIONS, EXCEPT RATIO DATA)

                                         SIX MONTHS ENDED
                                            DECEMBER 31                                  FISCAL YEARS
                                     -------------------------   ---------------------------------------------------------------
                                        2002          2001         2002         2001         2000         1999         1998
                                        ----          ----         ----         ----         ----         ----         ----
FIXED CHARGES
   Interest expense                       $9.3         $8.4         $18.5        $24.2        $28.1        $29.2        $17.8
   Rental expense                         21.5         18.9          37.7         33.2         31.5         22.7         22.7
                                     ------------ ------------- ------------ ------------ ------------ ------------ ------------
Total fixed charges                       30.8         27.3          56.2         57.4         59.6         51.9         40.5
   before preferred
   stock dividends
Preferred stock dividends                 17.6         17.9          35.7         36.6         37.1         37.7         39.0
                                     ------------ ------------- ------------ ------------ ------------ ------------ ------------
      TOTAL FIXED CHARGES                 48.4         45.2          91.9         94.0         96.7         89.6         79.5
                                     ============ ============= ============ ============ ============ ============ ============

EARNINGS AVAILABLE FOR
   FIXED CHARGES:
   Earnings before income
   tax, minority interest
   and accounting changes                279.3        290.7         331.6        483.3        498.7        440.2        402.8
   Add fixed charges before
   preferred stock
   dividends                              30.8         27.3          56.2         57.4         59.6         51.9         40.5
                                     ------------ ------------- ------------ ------------ ------------ ------------ ------------
Total earnings available                $310.1       $318.0        $387.8       $540.7       $558.3       $492.1       $443.3
   for fixed charges
                                     ============ ============= ============ ============ ============ ============ ============

Ratio of earnings to
   fixed charges (1)                    6.41          7.04         4.22         5.75         5.77         5.49         5.58
                                     ============ ============= ============ ============ ============ ============ ============



(1) The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges before preferred stock dividends (increased to reflect the pre-tax earnings requirement related thereto) by the fixed charges. This ratio includes the earnings and fixed charges of The Estee Lauder Companies, Inc. and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.